                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES


        PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




                                 FRM NEXUS, INC.
             (Exact name of registrant as specified in its charter)



          Delaware                                               13-3754422
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)



        271 North Avenue                                  New Rochelle, NY 10801
(Address of principal executive offices)                        (Zip Code)



Registrant's telephone number, including area code (914) 636-0188




Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, Par Value $.10 Per Share
                                (Title of Class)

ITEM 1.   BUSINESS

Formation of the Company


         FRM NEXUS, INC. (the "Company" or "Nexus") was incorporated in the State of Delaware on November 17, 1993 under the name of PSI Settlement Corp. pursuant to a Stipulation of Settlement dated as of November 15, 1993 (the "Stipulation") filed in the United States District Court for the Southern District of New York (the "Federal Court") in a shareholder Class Action, Sandler v. Programming and Systems Incorporated ("PSI") et al, 92 Civ 5292 (the "Class Action").

         The Class Action was commenced on July 16, 1992 against the defendants for damages sustained by shareholders of PSI by reason of alleged understatement of net income for the fiscal year ended February 28, 1989 and the alleged overstatement of net income for the fiscal years ended February 28, 1990 and 1991, which were alleged to be violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, the Rules promulgated thereunder and the common law.

         After certain discovery and independent investigation by plaintiff's counsel into the facts and circumstances relevant to the allegations in the Class Action, the parties entered into the Stipulation, which released the defendants from all claims which the Class Members asserted, or could have asserted, in the Class Action in consideration of the payment by PSI of (i) $1,400,000 and (ii) the transfer to the Company of the non-vocational-school assets of PSI and the delivery to Escrow Agents of all outstanding shares of the Company to hold for the benefit of the shareholders of PSI.

         The assets transferred by PSI to the Company in payment of the settlement included all of the Wendy's Restaurants assets, the real estate investments held by PSI and all of the outstanding capital stock of the wholly-owned subsidiaries which owned restaurant and real estate assets. Initially the Stipulation contemplated that the Company would liquidate these assets and distribute the proceeds to the PSI shareholders. However on April 28, 1995 the Stipulation was amended to provide that the Company could continue to operate rather than liquidate, since it was anticipated that the shares of the Company's stock would be released from escrow, registered pursuant to Section 12(g) of The Securities Exchange Act of 1934 (the "Exchange Act") and followed by an application to list the common stock on NASDAQ.

         On November 17, 1993 Judge Sweet signed his Order granting preliminary approval of the Settlement and ordered a Settlement Hearing to be held on January 5, 1994, pursuant to the Federal Rules of Civil Procedure ("FRCP"), to determine whether the Settlement is fair, reasonable and adequate and should be approved by the Court. Notice of the Settlement Hearing was given to all PSI shareholders and after all persons having any objection to the proposed Settlement had been given an opportunity to present such objections to the Court, Judge Sweet signed the Final Judgment and Order on January 21, 1994 approving the Settlement Stipulation.

         The same procedure under the FRCP was followed with respect to the Amendment to the Settlement Stipulation signed on April 28, 1995. The Hearing was held on June 12, 1995 and the Court signed the Order Amending the Final Judgment and Order on June 12, 1995.

         On February 23, 1996, the Company amended its certificate of incorporation to change its corporate name to FRM Nexus, Inc. and to change its authorized capital stock to 2,000,000 shares of common stock of the par value of ten (10(cent)) cents per share. On July 23, 1996 Judge Sweet signed the Stipulation and Order authorizing the Escrow Agents to release 1,211,635 shares of Nexus' common stock to the holders of record of PSI common stock in the ratio of one share of Nexus common stock for each three shares of PSI common stock.

         On November 14, 1996 an annual meeting of stockholders of Nexus was held pursuant to Section 211 of the Delaware General Corporation Law and the Order of the Court of Chancery of the State of Delaware (New Castle County) dated October 10, 1996. At that meeting the five persons named herein were elected as Directors of Nexus and are still serving until the next Annual Meeting of Stockholders to be held in November, 1997. None of the five Directors was an officer, director or employee of PSI prior to November 15, 1993 and none of them has been an officer, director or employee of PSI since they were elected as Directors of Nexus on November 14, 1996. Three of the five Directors of Nexus were never an officer, director or employee of PSI and the other two, Seth Grossman and Jed Schutz, were directors only of PSI during the period that the Escrow Agents held the Company's shares for the benefit of the Company's present shareholders.



Description of Business


         The FRM in the Company's name stands for the three markets in which Nexus is presently engaged - Food Services, Real Estate Development and Medical Financing.


         THE FOOD SERVICES DIVISION presently consists of sixteen Wendy's restaurants, eight in West Virginia and eight in New York owned by Wendclark Corp. and Wendcello Corp., wholly owned subsidiaries of Nexus. The restaurants are operated by two management corporations, in which Nexus has no interest, under franchise agreements with Wendy's International, the public company listed on the New York Stock Exchange. The management agreements provide for the sharing of the operating profits of the restaurants and certain proceeds of the sale or refinancing of the restaurants. This division commenced business in 1990, when it was part of PSI, with the purchase of eleven restaurants. Since 1990 five additional restaurants were constructed or acquired with the funds and credit of the two Nexus subsidiaries and the management companies. This division has usually been profitable, although just as the economy has fluctuated, so too have the results of operations of the restaurants. Since February 28, 1997 sales and net income of this division has improved, as has Wendy's franchisees generally.


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
Wendclark Corp. is planning to build a Wendy's restaurant at Flatwoods, West Virginia, beginning later in 1997 which will be the 17th restaurant owned by Nexus.


         THE REAL ESTATE DEVELOPMENT DIVISION of the Company presently conducts its operations through PSI Capital Corp and Yolo Equities Corp., wholly-owned subsidiaries which own and/or control the fee interests in a variety of parcels of real estate, in which co-investors also have interests. Nexus controls the development, for residential and commercial use, of this real estate which is located in New York and Connecticut. A brief description of each parcel follows:

Goshen, New York. A subdivision plan for the development of 165 single family homes in the Village of Goshen, Orange County, New York, was recently agreed upon in settlement of a lawsuit between the Company and the Village of Goshen. Participating in the settlement was Windemere in the Pines at Goshen, Inc., a part of the Windemere Group of construction companies, in which Jed Schutz, a director of Nexus, is an officer, director and shareholder ("Windemere"). Nexus has agreed with Windemere for the joint development of the parcel on terms which will assure Nexus of a specified profit on its land, with the financing to be provided by Windemere and a sharing of the profits or losses to be realized in the joint construction and sale of the homes.

         In February and August, 1996, Nexus sold the 165 building lots to Windemere for $2,499,150 to be paid principally from construction loan funding plus an additional $2,499,750 contingent on the amount of profit to be realized on the construction and sale of the homes to be built on the lots. This contingent profit has not been reflected in the Company's net income because of its contingent nature.

East Granby, Connecticut. The Company owned a two-story office building located in East Granby, Connecticut which was carried at the value of $900,000 on February 28, 1995. In the fiscal year ended February 29, 1996, the Company spent about $1,300,000 in developing the site and improving a portion of the building. In February 1996, the property was sold to Gateway Granby, LLC. ("Gateway") for $4,800,000, of which $2,900,000 has since been paid and $1,900,000, as reduced by amortization, is held by the Company pursuant to a purchase money second mortgage. The Company realized a profit on the sale and retained a lease on the first floor of the building for sublease to a subtenant. In June 1997 a subtenant for the entire first floor signed an agreement for a lease to begin in September 1, 1997. Gateway is owned and managed by investors, unrelated to the officers and directors of Nexus, except that Daniel Elstein, who has 10.5% interest in Gateway, became a director of Nexus in November 1996, after the sale of the property by Nexus to Granby.

Hunter, New York. Nexus controls the fee interest in various properties in Hunter, New York, in which it owns the principal co-investment interest and a mortgage. The properties consist of undeveloped acreage in an area known as Hunter Highlands, which is adjacent to the Hunter Mountain Ski Slopes in the town of Hunter, Greene County, New York. The undeveloped acreage, which Nexus plans to develop, is zoned for single family residences, condominium units and a hotel site. There is already constructed on the property a water treatment plant, a clubhouse with restaurant, tennis courts and swimming pool, a small office building and 8 unsold condominium units. Adjoining the site are some 200 condominium units owned by unrelated persons, who purchased their resort homes from prior owners of Hunter Highlands.

         Hunter, New York has been depressed economically in recent years, which gave rise to the Company's acquisition of this property through the mortgage foreclosure process. Management believes that these properties have potential for profitable development if there is recovery in the market for second homes in that area.

Brookfield, Connecticut. Nexus owns the fee interest in two parcels of undeveloped land in Brookfield, Connecticut which is carried on the balance sheet at $430,000, which is their cost, and which is believed to be less than fair market value. Nexus plans to develop both parcels for commercial use. One parcel is on Federal Road, across from the popular Stew Leonards' Supermarket. The other is a short distance from this location. Nexus has obtained approval to develop a 23,000 square foot retail building on the first parcel and plans to seek approval for a restaurant or office structure on the second parcel.

Middletown, Connecticut. Nexus formerly owned several parcels of improved land in Middletown, Connecticut. These parcels were not readily available for profitable development and have been sold.

Pound Ridge, New York. This parcel consisted of an unimproved 4 acre lot zoned for one family residence in Pound Ridge, New York. It has been sold for $225,000, the price at which it was carried on the Company's balance sheet.

Other Properties. Nexus, alone or with co-investors and joint ventures, intends to acquire other lands for development of residential, commercial and office structures, when management identifies opportunities for enhancement of shareholder values.


         THE MEDICAL FINANCING DIVISION of the Company conducts its operations through a wholly-owned subsidiary, Medical Financial Corp. ("MFC"), a start-up company with its first full year of operations included in the fiscal year ended February 28, 1996. MFC purchases insurance company receivables, paying cash to the medical provider in return for a negotiated fee. For its clients, MFC delivers valuable services and increased liquidity, which is normally unavailable to medical groups from traditional lenders. The profitability of this division in the current and future fiscal years will depend on management's ability to obtain favorable contracts with additional clients and employ its resources at fuller capacity.

Marketing


         The Company's Wendy's Restaurants participate in Wendy's national advertising campaigns pursuant to the franchise agreements with Wendy's International. National advertising includes network television, radio and print media. The Company's restaurants supplement the franchisor's national efforts with local and regional newspapers, TV, radio and outdoor advertising, where appropriate to the locale. See Note 8A to the financial statements herein.

         The Company's marketing in its real estate activities has been limited in the past, and for the present, to working with real estate brokerage firms in connection with the sale and leasing of properties. Development of the homes in Goshen, NY is expected to commence in 1998 and Nexus is planning to employ a marketing firm to assist it in pricing, advertising and selling the one-family homes during the construction phases of the development.

         The Medical Financing Division has heretofore marketed its services to medical groups through its own individual employees and consultants. MFC recently retained a marketing firm to design a brochure for a direct mail and personal recruiting campaign scheduled for Winter 1997-1998.



Competition


         The Company's restaurant business is highly competitive, with the many stores in the diverse fast food service field, particularly the McDonalds and Burger King franchisees which are members of larger national restaurant chains.

         The Company's presently owned real estate held for development and sale
(i) for its own account is located in Hunter, New York and Brookfield, Connecticut and (ii) in joint venture with Windemere is located in Goshen, New York. The real estate markets in those communities have been depressed in the past years, so that competition has not been a factor. With the expectation of improved demand and financing for purchasers, the Company will be competing with many owners and developers in the locale to market properties which it presently owns and which will be developed and built for sale or lease.

         MFC competes with a wide variety of financial service companies, including banks, and other lending and factoring companies which provide financial assistance and bill collection services to medical providers. The Company's services are designed to serve a niche market and in its focus on purchasing and collecting insured receivables of certain medical groups, the competition is limited to only a few companies of which it is aware.

Trademarks


         The Company's use of the tradename, trademark and logo for Wendy's is pursuant to franchise agreements with Wendy's International for each of its 16 restaurants. These agreements have terms extending many years and there is no reason to expect that the franchises will not be renewed whenever they expire. The day to day operations of the Wendy's subsidiaries, Wendcello Corp. and Wendclark Corp. are managed by two management companies, whose principals have similar agreements with other Wendy's franchisees (see Note 7 to the financial statements herein). Their experience and performance as franchise managers has forged a mutually respected relationship with Wendy's International which has enabled Wendclark and Wendcello to grow the number of restaurants in their region and to foster the expectation of continuing cooperation. See Notes 8A and 7 to the financial statements herein.



Employees


As of June 26, 1997 the Company had 538 employees in its Wendy's operations, 8 employees at MFC and 4 employees in its real estate and parent company operations. None of the Company's employees is represented by a union and Nexus considers its relationship with its employees to be good.



Environmental Laws


The Company is in compliance with all environmental laws. Future compliance with environmental laws is not expected to have a material effect on its business.




ITEM 2.    FINANCIAL INFORMATION


         The information required by Items 301 and 303 of Regulation S-K has been furnished by the Company's independent accountants and is included in the financial statements listed in Item 15 hereof and filed as part of this registration statement.


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
ITEM 3.   PROPERTIES.


         In addition to the real property held for development and sale as set forth in Item 1 above, Nexus owns certain property, land and equipment utilized in its Wendy's operations which are described in Notes 3 and 6A to the financial statements herein, which secure, to the extent described in Note 6B, the four separate notes payable by Wendcello Corp. and Wendclark Corp.

         The Wendy's restaurants are tenants in the various restaurant operating leases described in Note 8B to the financial statements herein.

         Nexus' lease for its offices in New Rochelle, which also house MFC's operations, expires on February 28, 1998 and will be the subject of renewal negotiations in the Fall of 1997.

         All of the space leased by the Company is leased from unaffiliated third parties.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


         The following table sets forth information regarding the beneficial ownership of Nexus common stock as of June 26, 1997 by (i) each person who owns beneficially more than 5% of Nexus Common Stock to the extent known to management and (ii) each executive officer and director of Nexus and (iii) all directors and executive officers, as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares that are shown as beneficially owned by them.

                                                       Beneficially Owned
                                                       ------------------
Name                                                Number            Percent
----                                                ------            -------
Seth Grossman (1)(2)                                101,777             8.4%

Jed Schutz (2)                                      101,777             8.4%

Joseph Dolan (3)                                         --              --

Daniel Elstein (3)                                       --              --

Allan Kornfeld (3)                                       --              --

Deborah Knowlton (2)                                     --              --

Lester Tanner (4)                                   118,493             9.8%

All directors and executive
   officers as a group (6 persons)                  203,554            16.8%

----------
(1) Includes all shares owned by Seymour Grossman Pension Trust of which Seth Grossman is sole Trustee and beneficiary of 50% thereof.

(2) The addressed of Seth Grossman, Jed Schutz and Deborah Knowlton is 271 North Avenue, Suite 520, New Rochelle, N.Y. 10801.

(3) The address of Joseph Dolan is 35 Huckleberry Lane, East Hampton, NY 11937. The address of Daniel Elstein is 325 University Avenue, Syracuse, NY 13210. The address of Allan Kornfeld is 5 Patterson Square, Newtown Sqaure, PA 19073.

(4) Includes all shares owned by Tanner & Gilbert P.C. Retirement Plan Trust, of which Lester Tanner is the sole Trustee and beneficiary of the shares in his segregated account. The address of Lester Tanner is 99 Park Avenue, New York,
NY 10016. Seth Grossman is the son of Lester Tanner's wife, Dr. Anne-Renee
Testa.


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
ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS.


         The executive officers and directors of Nexus are:

Name                       Age              Position
----                       ---              --------
Seth Grossman               29              Mr. Grossman has been President and Chief Executive
                                            Officer of Nexus since January 1, 1997 and a Director of
                                            Nexus since January 1994.  He is a director of M & A
                                            London, LLC, of New York, NY, which provides corpo
                                            rate development services to mid-range public and private
                                            companies.  In 1991, Mr. Grossman founded a transporta
                                            tion company which he sold in 1994.

Jed Schutz                  38              Mr. Schutz has been Chairman of the Board of Nexus since
                                            January 1, 1997 and a Director of Nexus since January
                                            1994.  He is a 50% owner and President of Windemere
                                            Development Corp. of Hauppauge, NY, which builds one-
                                            family homes in New York State by itself and with affili
                                            ated companies.  He has been in the real estate business for more than five years.

Joseph Dolan                59              Mr. Dolan recently retired from Dun & Bradstreet, Inc.
                                            where he worked for 31 years rising to a senior manage
                                            ment position in D & B's marketing division.  He was
                                            elected a Director of Nexus in November 1996.  Mr.
                                            Dolan is a consultant to, and a director of, unaffiliated real estate companies in East Hampton, New York.

Daniel Elstein              64              Dr. Elstein is a practicing orthopedic surgeon in Syracuse,
                                            NY.  He was elected a Director of Nexus in November,
                                            1996.  He has been the manager and participant for more
                                            than 25 years in the development and ownership of com
                                            mercial and residential real estate throughout the United
                                            States.  He is the operating manager of Gateway Granby,
                                            LLC, the company to which Nexus sold the East Granby,
                                            Connecticut office building in February 1996 for
                                            $4,800,000.

Allan Kornfeld              59              Mr. Kornfeld, a certified public accountant and attorney,
                                            was elected a Director of Nexus in November 1996.  He
                                            was an accountant and audit partner at Ernst & Young from
                                            1960-1975, a comptroller, Vice President and Senior Vice
                                            President of Ametek, Inc. (NYSE) from 1975-1986 and

                                            then Chief Financial Officer and Executive Vice President
                                            of Ametek from 1986-1994.  Presently Mr. Kornfeld is an
                                            independent consultant on financial matters.

Deborah Knowlton            46              Ms. Knowlton was elected Secretary -Treasurer of Nexus
                                            in June 1997 and is presently serving as Chief Financial
                                            Officer. Previously she has worked with Kenneth Fuld,
                                            President of Medical Financial Corp., on accounting
                                            matters for other companies in which Mr. Fuld was an
                                            executive officer.


ITEM 6.  EXECUTIVE COMPENSATION

         The following table shows for the years ended February 28, 1997, 1996 and 1995, compensation paid by Nexus, including salaries, bonuses and certain other compensation, to the only persons who were executive officers in those periods:

Name and                            Fiscal    Salary          Bonus          Other Annual
Principal Position                   Year        $              $           Compensation(1)
------------------                  -----    ---------       -------        ---------------
Peter Barotz                         1997     121,530(2)          --            22,000
President and CEO                    1996     111,537         60,000            21,000
   until 12/31/96                    1995     101,539             --            20,000

Bridget Dewsnap,                     1997      60,000             --                --
   Treasurer, Secretary              1996      58,000             --                --
   and CFO until 6/1/97              1995      56,000             --                --

Seth Grossman,                       1997       6,000             --                --
   President and CEO                 1996          --             --                --
   1/1/97 - 2/28/97                  1995          --

Jed Schutz, Chairman                 1997       6,000
   of the Board                      1996          --             --                --
   1/1/97 - 2/28/97                  1995          --             --                --

----------
(1) The amounts in this column represent automobile allowances and certain unaccountable and reasonable expense allowances.

(2) Peter Barotz's salary during his incumbency as President of Nexus in the period from March 1, 1994 to December 31, 1996 is shown above and includes for the two months, from January 1, 1997 to February 28, 1997, the compensation for his consulting agreement with Nexus, which continues until December 31, 1997.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


         Since March 1, 1996 Nexus, through its subsidiary PSI Capital Corp., sold building lots in Goshen, NY to Windemere in the Pines at Goshen, Inc., a part of the Windemere Group of construction companies, in which Jed Schutz, a director of Nexus, is an officer, director and shareholder ("Windemere"). The total selling price for the Goshen lots, sold in February and August 1996, was $2,499,150 resulting in a profit of $1,860,270. In addition the Company received a debenture for $2,499,750 with payment contingent on, and related to, 50% of the profits to be realized on the construction and sale of the homes to be built on the 165 lots. This $2,499,750 has not been reflected in the Company's net income nor is it carried as an asset on the balance sheet, because of its contingent nature. It is management's opinion that this transaction would be at the same terms had Jed Schutz not been a director of Nexus at the time it took place.

         In February 1996 Nexus sold the property in East Granby, to Gateway Granby, LLC (see Item 1 herein) at a time when Lester Tanner was a director of Nexus. Shari Stack, the 42 year old daughter of Lester Tanner, owned then and now a 24% interest in Gateway Granby, LLC.

ITEM 8.   LEGAL PROCEEDINGS

         The Company's Yolo subsidiaries filed an action in Supreme Court of New York, Westchester County against the former managing agent of its real property in Hunter N.Y., and corporate entities controlled by the agent, after the expiration of the agent's option to purchase the property had expired. The defendants have counterclaimed seeking damages of over $2,000,000 for not permitting exercise of the option. The option price was then, and is now, more than twice the total of the value of the property carried on the books ($461,897) plus the note receivable for Hunter ($636,000) and the defendants were not then, and are not now, able to pay the option price (See Notes 4 and 2 to the financial statements herein). The Company had negotiated to sell the Hunter real estate to the defendants for much less than the option price before the option had expired, but the defendants were unable to raise the financing for the purchase. Discovery in the lawsuit has been completed and it is expected that the matter will be placed on the trial calendar shortly. Company counsel believes that the counterclaims of the defendants will be dismissed.

         On March 25, 1992, PSI Capital Corp. filed in Connecticut for relief under Chapter 11 of the Bankruptcy Code because RTC, which had taken over the first mortgage positions of two Connecticut banks, was about to foreclose on the properties, wiping out the value of the second mortgages held by PSI Capital Corp. The stay in the Chapter 11 proceeding provided sufficient time to purchase the first mortgages on the real estate (one of which was the building in East Granby and the other in Greenwich) for less than the outstanding principal amount and thereby protect PSI Capital's second mortgage position in the real estate. A Plan of reorganization has been filed in the Chapter 11 proceeding and it is expected that PSI Capital Corp will emerge from Chapter 11 by the end of the present fiscal year.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


         The registrant is unaware of any significant transfers of its common stock, sales or trading since August 1996 when the shares were released from escrow. The Company does not know of anyone making a market for its common stock. After this application has been reviewed by the SEC, the Company plans to send an Information Statement to its shareholders containing the financial statements and information in this Form 10 and to seek market makers, preliminary to its application to list the common stock for trading on NASDAQ.

         The Company has never paid dividends on the common stock and there is no present intention to do so in the foreseeable future.




ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES


         The only securities issued by the registrant within the past three years were the 1,211,635 shares of its common stock issued to shareholders of PSI pursuant to the Orders of the Federal Court, as described in Item 1 above. As set forth in the opinion filed herewith as Exhibit 3.10, which was Exhibit
(g) to PSI's Current Report (Form 8-K) dated August 7, 1996, the shares were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof.




ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


         The only authorized capital stock of the Company consists of 2,000,000 shares of common stock, $.10 par value. These are the securities to be registered. There are issued and outstanding 1,211,635 shares held by more than 800 shareholders at all times since August 1996.

         The Company believes that it will meet the requirements for listing the common stock on NASDAQ at such time as the market prices at which the common stock will have traded in the over-the-counter market will permit, but there is no assurance that this will occur.

         There is no cumulative voting and each share of common stock has one vote on all matters brought before the shareholders for a vote. There are no preemption rights in the holders of common stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         Article VII of the Company's By-Laws provides indemnification by the Company for its directors, officers, employees, agents and other persons who may be indemnified pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware (the "Indemnitee").

         Nexus shall, and is obligated to, indemnify and advance the expenses of the Indemnitee in every situation where it is obligated to do so pursuant to the aforesaid statutory provisions provided Nexus had made the determination that the Indemnitee has acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, in the case of any criminal action or proceeding, had not reasonable cause to believe that such Indemnitee's conduct was unlawful.

         See the text of Article VII in the By-laws filed as an Exhibit herein.




ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


         All financial statements required by Regulation S-X and the supplementary financial information required by Item 302 of Regulation S-K has been furnished by the Company's independent accountants and is included in the financial statements listed in Item 15 and filed as part of this registration statement.



ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.


         Nexus has had the same independent accountants since its incorporation and there have been no disagreements with them on accounting or financial matters.



ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS


         (a)      Financial Statements


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
                  The response to this portion of Item 15 is submitted as a separate "Index to Financial Statements and Schedules" which precedes the Independent Auditor's Report herein.

         (b)      Exhibits:

Exhibit
Number            Description
------            -----------
3.01              Certificate of Incorporation of the Company.
3.02              Certificate of Amendment of Certificate of Incorporation of
                  the Company.
3.03              Amended By-Laws of the Company.
3.04              Settlement Stipulation dated November 17, 1993.
3.05              Court Order dated November 17, 1993.
3.06              Final Judgment and Order Approving Settlement.
3.07              Amendment to Settlement Stipulation
3.08              Court Order Amending Final Judgment and Order.
3.09              Stipulation and Order Authorizing Release of Shares From
                  Escrow.
3.10              Opinion re release of shares.
4.01              Specimen Common Stock Certificate.
5.01              Opinion re legality of common stock.
10.01             Agreement for sale of lots in Goshen, NY to Windemere in the
                  Pines at Goshen, Inc.
10.02             Agreement for the sale of real property in East Granby, CT to
                  Gateway Granby, LLC.
10.03             Management Agreement for Wendy's Restaurants.
19.01             Letter to shareholders dated January 5, 1996.
19.02             Letter to shareholders dated July 26, 1996.
23.01             Consent of Michael, Adest & Blumenkrantz.



                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly cause this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    FRM NEXUS, INC.
                                    (Registrant)


                                    By /s/ Seth Grossman
                                      --------------------------
June 27, 1997                         Seth Grossman, President

                  Index to Financial Statements and Schedules



Independent Auditor's Report dated May 9, 1997 ................................cover page

Consolidated Balance Sheets as of February 28, 1997
and February 29, 1996 (Balance Sheet as of
February 28, 1995 is part of Exhibit 19.1 herewith) ...........................   2 pages

Consolidated Income Statements For the Three Years
Ended February 28, 1997 .......................................................    1 page

Consolidated Statement of Stockholders' Equity For
the Three Years Ended February 28, 1997 .......................................    1 page

Statements of Cash Flows For The Three Years Ended
February 28, 1997 .............................................................    1 page

Notes 1 through 9 to Consolidated Financial Statements
for the Three Years Ended February 28, 1997 ...................................  15 pages

Selected Consolidated Financial Data for the Three Years
Ended February 28, 1997 .......................................................    1 page

Supplemental Financial Information Segment Information ........................   2 pages

Supplemental Financial Information Unaudited Selected
Quarterly Financial Data ......................................................    1 page


                   [MICHAEL, ADEST & BLUMENKRANTZ LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of FRM Nexus, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of FRM Nexus, Inc. and Subsidiaries as of February 28, 1997 and February 29, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Wendclark Corporation and Wendcello Corporation, wholly owned subsidiaries, which statements reflect total assets of $4,998,033 and $3,423,936 as of February 28, 1997 and February 29, 1996. Those statements were audited by another auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wendclark Corporation and Wendcello Corporation, is based solely on the report of the other auditor.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditor, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of FRM Nexus, Inc. and Subsidiaries as of February 28, 1997 and February 29, 1996, and the results of their operations and their cash flows for the three years then ended, in conformity with generally accepted accounting principles.


                                              /s/ Michael, Adest & Blumenkrantz
                                              ---------------------------------
                                              MICHAEL, ADEST & BLUMENKRANTZ
                                              Certified Public Accountants, P.C.

New York, New York
May 9, 1997

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                             February 28,      February 29,
                                                 1997              1996
                                              -----------       -----------
ASSETS

CURRENT ASSETS

    Cash & cash equivalents                   $ 1,861,219       $ 1,170,713
    Mortgage and notes receivable                 141,718         2,848,477
    Finance receivables, net of
      deferred finance income of
      $127,354 in 1997 and $-0- in 1996         1,238,891           484,073
    Inventories at cost                            97,210            88,669
    Other current assets                          275,078           344,135
                                              -----------       -----------

           TOTAL CURRENT ASSETS                 3,614,116         4,936,067
                                              -----------       -----------

FIXED ASSETS

    Property, land, and equipment               5,351,679         3,316,145
    Less: Accumulated depreciation              1,897,197         1,429,387
                                              -----------       -----------

NET BOOK VALUE                                  3,454,482         1,886,758
                                              -----------       -----------

OTHER ASSETS

  Real estate held for
           development and sale                   793,369         1,385,360
  Mortgage and notes receivable                 4,897,852         2,993,629
    Loans receivable                               92,526            87,226
    Unamortized leasehold costs                   548,685           592,809
    Technical assistance fees                     248,490           269,747
    Other                                         100,073            29,638
                                              -----------       -----------

    TOTAL OTHER ASSETS                          6,680,995         5,358,409
                                              -----------       -----------

    TOTAL ASSETS                              $13,749,593       $12,181,234
                                              ===========       ===========


                 See Notes to Consolidated Financial Statements

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                      February 28,       February 29,
                                                          1997               1996
                                                      ------------       ------------

LIABILITIES & STOCKHOLDER'S EQUITY
CURRENT LIABILITIES

    Accounts payable and
       Accrued expenses                               $    888,410       $  2,086,329
    Notes payable - current maturities                     244,441            109,182
    Due to customers                                       957,585            267,322
    Taxes payable - income                                  14,357             14,751
    Deferred income                                             --          2,685,175
    Other current liabilities                               36,111             71,648
                                                      ------------       ------------

Total current liabilities                                2,140,904          5,234,407
                                                      ------------       ------------

Other liabilities
    Notes payable - less current
      maturities                                         2,162,064            645,925
    Deferred taxes payable                                  66,076            335,379
    Deferred income                                      2,317,248            567,363
    Other                                                   59,418             53,335
                                                      ------------       ------------

           Total other liabilities                       4,604,806          1,602,002
                                                      ------------       ------------

           Total liabilities                             6,745,710          6,836,409
                                                      ------------       ------------

    Stockholder's equity
      Common stock - $.10 par value;
            Authorized - 2,000,000 shares;
            Issued and outstanding 1,211,635               121,164            121,164
      Capital in excess of par value                     5,887,706          5,887,706
      Retained earnings                                    995,013           (664,045)
                                                      ------------       ------------

                     Total stockholder's equity          7,003,883          5,344,825
                                                      ------------       ------------

             Total liabilities and
                       Stockholder's equity           $ 13,749,593       $ 12,181,234
                                                      ============       ============



                 See Notes to Consolidated Financial Statements

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
                               FOR THE YEARS ENDED


                                               February 28,        February 29,        February 28,
                                                   1997                1996                1995
                                               ------------        ------------        ------------
REVENUE
    Restaurant food sales                      $ 16,263,323        $ 14,536,291        $ 14,523,900
    Sale of real estate                           2,617,750           5,510,560                  --
    Rental income                                        --              21,458                  --
    Interest from mortgages                         315,874              14,312                  --
    Income from the purchase of
      accounts receivable                           216,521             253,857                  --
                                               ------------        ------------        ------------

           Total income                          19,709,878          20,336,478          14,523,900
                                               ------------        ------------        ------------

COST OF SALES
    Restaurants                                   5,687,138           4,973,113           4,854,252
    Real estate                                   1,487,580           2,272,106                  --
                                               ------------        ------------        ------------

           Total costs of sales                   7,174,718           7,245,219           4,854,252
                                               ------------        ------------        ------------

           Gross profit                          12,238,750          13,091,259           9,669,648
                                               ------------        ------------        ------------

OPERATING EXPENSES
    Selling, general & administrative -
      Restaurants                                 9,794,793           9,298,403           8,705,224
      Other                                       1,234,892             448,839             136,164
    Interest expense                                207,164              46,098              16,384
    Depreciation and amortization                   532,909             437,210             364,352
                                               ------------        ------------        ------------

           Total costs and expenses              11,769,758          10,230,550           9,222,124
                                               ------------        ------------        ------------

    Income from operations before
           income taxes and other items             468,992           2,860,709             447,524

    Interest income                                  72,077              59,094              39,697
                                               ------------        ------------        ------------

    Income before income taxes                      541,069           2,919,803             487,221

    Provision for (benefit from)
     income taxes                                  (193,015)            356,833              70,004
                                               ------------        ------------        ------------

    Net income                                 $    734,084        $  2,562,970        $    417,217
                                               ============        ============        ============

    Net income per common share and
    common share equivalents (a)

    Primary and fully diluted                  $       .606        $       2.12        $        .34
                                               ============        ============        ============

    Number of shares used in computation
    of primary and fully diluted
    earnings (a)                                  1,211,635           1,211,635           1,211,635
                                               ============        ============        ============

(a) Common shares outstanding at
February 28, 1995 have been restated
to give effect to recapitalization.




                 See Notes to Consolidated Financial Statements

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995


                                                                                         Total
                                                 Additional           Retained          Stock-
                                   Common         Paid-In             Earnings         holder's
                                   Stock          Capital             (Deficit)         Equity
                              -----------       -----------        -----------        -----------
Balances,
February 28, 1994             $    10,000       $ 4,459,797        $  (582,805)       $ 3,886,992

Net income for the
  year ended
  February 28, 1995                    --                --            417,217            417,217
                              -----------       -----------        -----------        -----------

Balances,
February 28, 1995                  10,000         4,459,797           (165,588)         4,304,209

Recapitalization                  111,164          (111,164)                --                 --

Transfer of assets
  from parent                          --         1,539,073                 --          1,539,073

Net income for the
  year ended
  February 29, 1996                    --                --          2,562,970          2,562,970
                              -----------       -----------        -----------        -----------

Balances
  February 29, 1996               121,164         5,887,706          2,397,382          8,406,252

Net income for the
  year ended
  February 29, 1997                    --                --            734,084            734,084

Dividend paid to parent                --                --            (10,316)           (10,316)
                              -----------       -----------        -----------        -----------

Balances
  February 29, 1997           $   121,164       $ 5,887,706        $ 3,121,150        $ 9,130,020
                              ===========       ===========        ===========        ===========





                 See Notes to Consolidated Financial Statements

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                            STATEMENTS OF CASH FLOWS
                               FOR THE YEARS ENDED

                                                     February 28,       February 29,       February 28,
                                                         1997               1996               1995
                                                     -----------        -----------        -----------

Cash flows from operating activities:
    Net income                                       $   734,084        $ 2,562,970        $   417,217
Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization                        536,686            437,210            364,352
    Deferred income tax expense (benefit)               (269,303)           342,196             (6,817)
    (Increase) decrease in accounts receivable          (882,172)          (309,561)          (174,512)
    (Increase) decrease in notes receivable              802,536         (5,277,106)                --
    (Increase) decrease in inventory                      (8,541)           (12,231)                97
    (Increase) decrease in real estate held
      for development and sale                           591,991           (110,385)           160,727
    (Increase) decrease in prepaid expenses
      misc. receivables, and other assets                 34,710           (199,926)             8,145
    Increase (decrease) in accounts payable,
      accrued expenses and taxes                      (1,198,313)         1,351,330           (136,601)
    Increase (decrease) in due to Parent                      --            (71,678)            56,362
    Increase (decrease) in due to customers              690,263            210,960             71,678
    Increase (decrease) in deferred income               127,354            191,111                 --
    Increase (decrease) in other liabilities             (29,454)            47,740             (9,239)
                                                     -----------        -----------        -----------

    Net cash provided (used) by
      operating activities                             1,129,841           (837,370)           751,409
                                                     -----------        -----------        -----------

Cash flows from investing activities:
    Capital expenditures & intangible assets            (395,117)          (797,207)          (300,092)
    Loans to officer                                      (5,300)           (16,886)           (14,617)
                                                     -----------        -----------        -----------
    Net cash provided (used) by
      investing activities                              (400,417)          (814,093)          (314,709)
                                                     -----------        -----------        -----------

Cash flows from financing activities:
    Proceeds of notes payable, banks                     100,000            550,000                 --
    Principal payments on notes payable                 (128,602)           (58,696)          (298,473)
    Transfer of assets from parent                            --          1,539,073                 --
    Dividend paid to parent                              (10,316)                --                 --
                                                     -----------        -----------        -----------

    Net cash provided (used) by
      financing activities                               (38,918)         2,030,377           (298,473)
                                                     -----------        -----------        -----------

Net increase (decrease) in cash                          690,506            378,914            138,227
Cash, beginning of year                                1,170,713            791,799            653,572
                                                     -----------        -----------        -----------

Cash, end of year                                    $ 1,861,219        $ 1,170,713        $   791,799
                                                     ===========        ===========        ===========

Additional cash flow information:
    Interest expense paid                            $   196,841        $    34,652        $    16,384
                                                     ===========        ===========        ===========

    Income taxes paid                                $    49,322        $        --        $    68,783
                                                     ===========        ===========        ===========

Non-cash financing activities:
    Assets acquired under capital lease              $        --        $    94,549        $   124,254
                                                     ===========        ===========        ===========

    Transfer of assets from parent                   $        --        $(1,539,073)       $        --
                                                     ===========        ===========        ===========

    Purchase money note given on realty
    acquisition                                      $ 1,680,000        $        --        $    45,000
                                                     ===========        ===========        ===========

                 See Notes to Consolidated Financial Statements

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.       PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of FRM Nexus, Inc. (the "Company" or "Nexus") and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

B.       BUSINESS ACTIVITIES OF THE COMPANY:

The Company was incorporated in November 1993 under the laws of the State of Delaware to settle a class action (See Note 8E) against Programming and Systems, Inc. (PSI), in order to liquidate certain assets in favor of the shareholder class in settlement of the class action. The assets transferred to Nexus included PSI Capital Corp. and PSI Food Services, Inc. which in turn own all of the stock of Wendcello Corp., and Wendclark Corp. In 1995, an additional subsidiary, Medical Financial Corp. was formed. In 1996, additional subsidiaries, Yolo Capital Corp. and Yolo Equities Corp. were acquired. However, pursuant to Court Order Nexus is no longer under the obligation to liquidate. Nexus intends to list its common stock on NASDAQ and operate as an ongoing entity.

On February 26, 1996, the Company amended its certificate of incorporation as follows:

1)       The Company changed its name from PSI Settlement Corp. to FRM Nexus,
         Inc.

2) The Company increased authorized capital stock from 75,000 shares, par value $1.00 per share, to 2,000,000 shares common stock of the par value of ten cents (.10) per share.

All of the outstanding shares of stock of the Corporation, consisting of 10,000 shares of stock of PSI Settlement Corp., of the par value of $1 per share, registered in the name of one shareholder, be changed into such number of shares of common stock of FRM Nexus, Inc. of the par value of .10 per shares as shall be determined by the Board of Directors of the Corporation, namely 1,211,635 shares of common stock. These shares had been held in escrow for the benefit of the shareholders of PSI since the settlement of the class action in January 21, 1994. On August 12, 1996, the shares were released from escrow to shareholders of PSI.

1)       The Food Services Companies consist of Wendclark Corp. and Wendcello
         Corp.

         Wendclark Corp. was incorporated in West Virginia on March 22, 1990. Wendcello Corp. was incorporated in New York on June 25, 1990. The food service companies were formed to acquire, own and operate eleven existing Wendy's Old Fashioned Hamburger Restaurants in West Virginia and the Hudson Valley, New York area. Six of the restaurants were acquired from a franchisee of Wendy's International and five were acquired from a subsidiary of Wendy's International. In addition, the companies constructed 3 new restaurants which opened between December 1990 and November 1992. During fiscal 1996, two additional restaurants were opened.

         On June 21, 1996, Wendclark Corp. exercised its option to purchase the land and buildings of the four restaurants it was leasing from Wendy's International (See Note 6B-4).

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         The Food Service Companies' day-to-day operations are managed by Management Corporations, which are affiliated to the extent set forth in Note 7A.

2) The real estate business is conducted by PSI Capital Corp, Yolo Capital Corp. and Yolo Equities Corp. PSI Capital Corp. was incorporated in April, 1989 for the purpose of extending first and subordinate real estate mortgages. These mortgages were subsequently foreclosed and the properties were sold except for two parcels in Brookfield, Connecticut (See Note 4). Yolo Capital Corp. and Yolo Equities Corp. hold beneficial interest in trusts, own real estate and hold mortgages on real estate parcels in Hunter, New York. The properties in Hunter, New York and Brookfield, Connecticut are currently held for development and sale.

3) Medical Financial Corp was incorporated in New York on January 12, 1995. The Company purchases the insurance claims receivable of medical practices.

C.       REVENUE RECOGNITION:

The accrual method of accounting is used to record all income.

D.         INVENTORIES:

Inventories of food and supplies are stated at cost.

E.       PROPERTY, LAND, EQUIPMENT AND DEPRECIATION:

Property, Land and equipment are stated at cost. Depreciation is provided by application of the straight-line method over estimated useful lives as follows:

      Buildings                         39 years
      Land improvements                 15 years
      Leasehold improvements         10-22 years
      Restaurant equipment               7 years
      Computer equipment                 5 years
      Transportation equipment           5 years

F.       REAL ESTATE HELD FOR DEVELOPMENT AND SALE:

The methods for valuing property and mortgages where current appraisals are unobtainable, is based on management's best judgements regarding the economy and market trends. These factors cannot be precisely quantified and verified. As a result, estimates may change based on ongoing evaluation of future economic and market trends.

G.       LEASES:

Leases which transfer substantially all of the risks and benefits of ownership are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the beginning of the respective lease terms. Such assets are depreciated in the same manner as owned assets. Interest expense relating to the lease liabilities is recorded to effect constant rates of interest over the terms of the leases. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to expense as incurred.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

H.       LEASEHOLD COSTS:

The Company has capitalized the applicable costs and related expenses of acquiring the leases for its various restaurants and is amortizing them over the terms of the applicable leases, ten to twenty years.

I.       TECHNICAL ASSISTANCE FEES:

The Company has capitalized the Technical Assistance Fees paid to Wendy's International and is amortizing them on a straight-line basis over fifteen to twenty years.

J.       INCOME TAXES:

Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company accounts for such deferred taxes pursuant to Financial Accounting Standards Board Statement No. 109.

K.       CASH AND CASH EQUIVALENTS:

For purposes of the statement of cash flows, the company considers all highly-liquid, short-term investments with an original maturity of three months or less to be cash equivalents.

L.       CONCENTRATION OF CREDIT:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, commercial paper maturing in less than 90 days and trade and notes receivables.

As of February 28, 1997, the Company had concentrations of cash in bank balances totaling approximately $463,000 located at one bank, under two different accounts which exposes the Company to concentrations of credit risk.

All trade receivables arise from the purchase of insurance claims receivable from several medical groups in the New York City area. The insurance claims are from various insurance companies.

All note receivables are from the sale of real estate in New York and Connecticut. Three purchasers account for approximately 46%, 37% and 13% of the total notes receivable (See Note 2).

The Company's restaurant operations are all located in West Virginia and the Hudson Valley area of New York.

M.       USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 2: NOTES RECEIVABLE

The Company has notes and mortgages receivable arising from the sale of real estate (See Notes 4 and 7C). These notes have various terms for payments of principal and interest and are collateralized by the underlying real estate. These notes bear interest ranging from 6% to 14%. The Company recognizes interest income on these notes on the accrual basis. These notes mature as follows:

           1998                                $   141,718
           1999                                  2,469,520
           2000                                     89,288
           2001                                     77,156
           2002                                     83,664
           Thereafter                            2,178,224
                                               -----------

                                               $ 5,039,570
                                               ===========

Of the $2,178,224 scheduled to mature after 2002, $636,000 is non-performing. Interest income has not been accrued on this mortgage. The underlying value of the real estate is in excess of the mortgage receivable.

The notes receivable consist of the following:

           Goshen, NY                          $ 2,310,000
           Granby, CT                            1,854,834
           Hunter, NY                              636,000
           Pound Ridge, NY                         150,000
           New York, NY                             45,500
           Middletown, CT                           43,236
                                               -----------

                                               $ 5,039,570
                                               ===========

NOTE 3: PROPERTY, LAND AND EQUIPMENT

Property, Land and equipment consists of the following assets:

                                               February 28,     February 29,
                                                   1997             1996
                                                ----------       ----------
    Land                                        $  740,000       $   50,000
    Land improvements                              296,600           90,100
    Buildings                                      790,000               --
    Restaurant equipment                         2,571,281        2,336,106
    Leasehold improvements                         683,210          588,204
    Computer equipment                              47,985           29,132
    Register systems under capital leases          218,803          218,803
    Transportation                                   3,800            3,800
                                                ----------       ----------
    Total                                        5,351,679        3,316,145
    Less: Accumulated depreciation               1,897,197        1,429,387
                                                ----------       ----------
    Property and equipment, net                 $3,454,482       $1,886,758
                                                ==========       ==========

Substantially all of the above assets are utilized in the food service subsidiaries.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 4: REAL ESTATE HELD FOR DEVELOPMENT AND SALE

The borrowers on several mortgages defaulted on their loan payments and PSI Capital Corp. successfully foreclosed on the underlying properties. These properties have been capitalized at the value of the mortgage debt. Some of the properties have been written down to fair market value where the capitalized value exceeded the fair market value.

The foreclosed properties are shown net of co-investors. Co-investors were used to finance the original mortgages receivable. Upon foreclosure, when the recovery is for a lesser amount than the principal amount of the mortgage, PSI Capital Corp. agreed that the first 10-15% of the losses, if any, upon the liquidation of the collateral, shall be borne by it.

The following properties are included in real estate held for development and sale:

                                         February 28,       February 29,       February 28,
                                             1997               1996               1995
                                         -----------        -----------        -----------
         A. Hunter, NY                   $   461,897        $   436,897        $        --
         B. Brookfield, CT                   476,472            455,559            455,559
         C. Goshen, NY                            --            306,304            380,000
         D. Pound Ridge, NY                       --            225,000            225,000
         E. Middletown, CT                        --            186,600            300,000
         F. Granby, CT                            --                 --            927,416
                                         -----------        -----------        -----------
                                             938,369          1,610,360          2,287,975
         Less: Due to co-investors          (145,000)          (225,000)          (458,000)
                                         -----------        -----------        -----------

                                         $   793,369        $ 1,385,360        $ 1,829,975
                                         ===========        ===========        ===========

A.       HUNTER, NY

These are condominium units and land held for development and sale at the base of Hunter Mountain in Greene County, New York (See Note 8F).

B.       BROOKFIELD, CT

These are two parcels of land in Brookfield, Connecticut. PSI Capital Corp. held the original mortgage of $430,000, less $70,000 due to co-investors. The Company foreclosed upon the property. Current appraisals for the two parcels of land are for $290,000 and $225,000. The property is valued at the face value of the mortgage plus foreclosure costs and capitalized costs on the balance sheet because this amount is less than its fair market value.

C.       GOSHEN, NY

PSI Capital Corp. held the first mortgage on 90% of a parcel of land in Goshen, New York, and a second mortgage on 10% of this same property. The property had been foreclosed upon and was owned by PSI Capital Corp. PSI Capital had instituted an action against the village of Goshen to enforce a subdivision plan for the property. During fiscal year 1994 this property had been written down to $380,000 which represented its fair market value as vacant land. During fiscal year 1996, 32 lots of the 165 lots were sold for $484,800, reducing the $380,000 to $306,304 representing the amount at which the remaining 133 lots are included above. During fiscal 1997, the remaining lots were sold for $2,014,950 (See Notes 2 and 8D).

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 4: REAL ESTATE HELD FOR DEVELOPMENT AND SALE (CONT'D)

D.       POUND RIDGE, NY

PSI Capital Corp. held the first mortgage on four acres of residential land in Pound Ridge, New York. During fiscal 1994 this property had been written down to $225,000 based upon an appraisal. This property was sold during fiscal 1997 for $225,000 (See Note 2).

E.       MIDDLETOWN, CT

PSI Capital Corp. held the first mortgage on seven parcels of land in Middletown, Connecticut, and the third mortgage on the home of the borrower. The amount of the mortgages were for $550,000, less $40,000 due to participants. Based upon appraisals this property had been written down to $300,000. It was then owned by PSI Capital Corp as a result of the foreclosure of the mortgages. During fiscal year 1996, two properties were sold, leaving a balance of $186,600. During fiscal 1997, the remaining property was sold.

F.       GRANBY, CT

This was a partially built office building in Granby, Connecticut, which FRM owned as a result of the foreclosure of the first mortgage on the property which was acquired for approximately $1,000,000. Based on a current appraisal the property had been written down to $900,000 during fiscal 1994. This property was sold during fiscal 1996 (See Notes 2, 8D-1, and 8H).

NOTE 5: LOANS RECEIVABLE OFFICER

Wendcello Corp. has made certain loans to its President who is not an officer or director of Nexus. At February 28, 1997 and February 29, 1996 $92,526 and $87,226 were outstanding. Included in this amount was $5,300 of interest accrued at 9% per annum. The loans have no specific repayment terms and are accordingly reported as non-current.

NOTE 6: NOTES PAYABLE

The Food Service Companies entered into the following notes and capital leases payable:

A.       CAPITAL LEASES PAYABLE:

1) In January 1995, Wendcello Corp committed to the lease of new cash register systems for all of its restaurants. Sixty payments of $2,442 commerce April 1995. At the conclusion of the lease, the equipment may be purchased for $12,150. Wendcello has capitalized this lease obligation including the purchase option utilizing an imputed interest rate of 9.37%.

2) In May 1995, Wendclark Corp. leased new cash register systems for its restaurants. Sixty payments of $1,936 commenced June 1995. At the conclusion of the lease, the equipment may be purchased for $8,797. Wendclark has capitalized this lease obligation including the purchase option utilizing an imputed interest rate of 10.8%.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 6: NOTES PAYABLE (CONT'D)

A.       CAPITAL LEASES PAYABLE (CONT'D):

Minimum lease payments including imputed interest and principal through maturity are as follows:


    Year-Ending         Minimum                       Amounts Representing
    February        Lease-Payments             Interest              Principal
    --------        --------------             --------              ---------

     1998               $ 52,535               $ 13,977               $ 38,558
     1999                 52,535                  9,944                 42,591
     2000                 52,535                  5,486                 47,049
     2001                 27,798                    451                 27,347
                        --------               --------               --------

    Total               $185,403               $ 29,858               $155,545
                        ========               ========               ========

B.       NOTES PAYABLE:

1)       Wendcello Corp., Bank:

         Wendcello borrowed $350,000 to finance the renovations and equipment of its eighth restaurant in Chester, New York. This loan is for a term of five years and is payable in monthly principal payments of $4,167 plus interest at 1% above prime through September 29, 2000 at which time a balloon payment of $100,000 plus accrued interest is due. The loan is secured by all the inventory, furniture, fixtures and equipment of Wendcello and is guaranteed by the three executive officers.

2)       Wendclark Corp., Bank:

         On May 1, 1995, Wendclark borrowed $200,000 from a local bank pursuant to a promissory note and term loan agreement. The note is for a term of ten years, bearing interest at one percent above the prime rate. Monthly principal payments of $2,755 including interest commenced June 1, 1995.

         The note is secured by all the personal property at the new Martinsville, West Virginia restaurant and is guaranteed by the Wendclark's Chairman, President and Vice President.

3)       Wendcello Corp., Purchase Money Note Payable:

         The consideration for the land purchased to extend a Wendy's parking lot was $50,000, of which $5,000 was paid in cash and the balance by delivery of five-year, 5%, $45,000 purchase money note secured by a deed of trust. The note is payable in five annual installments of $10,394 on April 1, 1995 through 1999.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 6: NOTES PAYABLE (CONT'D)

B.       NOTES PAYABLE (CONT'D):

4)       Wendclark Corp., Mortgage Payable:

         In June 1996, Wendclark obtained a loan from its bank for new financing in the aggregate amount of $1,680,000. The loan was used to exercise the option to purchase the land and buildings of the four restaurants leased from Wendy's (See Note 8B). The loan bears interest at 9.25% over its term and requires 60 monthly payments of $15,387 including principal and interest calculated on a 20 year amortization basis. A balloon payment will be required after five years. The loan, which required an $8,400 origination fee in addition to other closing costs aggregating $41,913, is secured by a first deed of trust on the realty of and the equipment at the four restaurants and is guaranteed by Wendclark's three executive officers. The loan agreement imposes various affirmative and negative covenants upon Wendclark relating to the conduct of business, maintenance of insurance, submission of financial statements of Wendclark and its guarantors, compliance with certain financial ratios, restrictions on dividends, management fees and the sale of Wendclark's outstanding capital stock.

5)       Medical Financial Corp., Bank:

         Medical Financial Corp. has a $300,000 line of credit with a bank. The line expires on August 30, 1997 and bears interest at the rate of prime plus 1.5%. The line is collateralized by a blanket lien on all of Medical Financial Corp's assets and is guaranteed by FRM.

Annual principal maturities for all of these notes as referred to above for the years ended February 28, are as follows:

                      1998                 $  205,883
                      1999                    111,159
                      2000                    116,956
                      2001                    200,434
                      2002                  1,536,370
                Thereafter                     80,158
                                           ----------
                                           $2,250,960
                                           ==========


As of February 28, 1997 the amounts outstanding on all of the capital leases and notes payable are as follows:

                                   Current         Longterm
                                 Maturities       Maturities          Total
                                 ----------       ----------       ----------
Wendcello Corp.                  $   72,055       $  302,681       $  374,736
Wendclark Corp.                      72,386        1,859,383        1,931,769
Medical Financial Corp.             100,000                0          100,000
                                 ----------       ----------       ----------

         Total                   $  244,441       $2,162,064       $2,406,505
                                 ==========       ==========       ==========

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 7: RELATED PARTY TRANSACTIONS


A.       MANAGEMENT AGREEMENT:

         The day-to-day operations of the subsidiaries, Wendcello and Wendclark are managed by Cello and Clark Management Corps., respectively. The management companies are affiliated with the subsidiaries in that certain of its officers and/or directors (none of whom are officers or directors of Nexus) are also officers and/or directors of the subsidiaries. The management agreement took effect upon the purchase of the restaurants and is to remain in effect as long as the subsidiaries continue to own the restaurants.

         The management agreement grants the management company complete authority with respect to day-to-day operations, all of which is carried out under the subsidiaries' name. Any non-routine matters such as the purchase or sale of real property or fixed assets, assignment or sublease of a lease, any proposed borrowing or financing or participation in a joint venture including the exercise of the purchase option granted by the seller or Wendy's requires the joint approval of the subsidiaries' and the management company.

         The management agreement provides for a basic fee equal to thirty percent in Wendcello and forty percent in Wendclark of pre-tax cash flow determined annually and paid on an estimated basis quarterly to be adjusted when annual results are known. The management fees were $ 68,600 in 1997, $117,500 in 1996 and $178,000 in 1995. The agreement further provides for an incentive fee equal to thirty and forty percent of the pre-tax proceeds of the sale or refinancing of any assets owned or later acquired by the subsidiaries less any amounts used to buy replacement assets or to pay off any refinanced obligations. Whenever basic or incentive fees are paid, the subsidiaries must pay a dividend to its parent equal to two and one-third times and one and one-half times the amount of the fee paid to Cello and Clark Management Corps., respectively.

         The agreement further provides that in the event the subsidiaries exercise the purchase option for the real property granted by Wendy's International, the parent Company and the management company shall share in the capital funding thereof (that is, for the portion which cannot be financed through third parties). For any period in which cash flow is negative, working capital advances shall be made to the subsidiaries by its parent and management company in the ratio of 7 to 3 and 3 to 2 for Wendcello and Wendclark, respectively.

B.       CONSULTING AGREEMENT:

         Wendclark has a three-year consulting contract with its Chairman (who is not an officer or director of Nexus) renewed in 1996 through March 31, 1999 providing for a monthly fee of $1,150 plus reasonable expenses. For fiscal 1997, 1996 and 1995, $13,650, $12,600 and $12,550 were incurred pursuant to this contract. At expiration, the agreement is automatically renewable for as long as Wendclark remains in business at not less than the current fee.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 7: RELATED PARTY TRANSACTIONS (CONT'D)

C.       NOTES RECEIVABLE (CONT'D):

         The transaction involving the sale of land in Goshen, NY (See Note 4) and the related note receivable (See Note 2) was with Windemere in the Pines at Goshen, Inc., a part of the Windemere Group of construction companies, in which Jed Schutz, a director of Nexus, is an officer, director and shareholder. The selling price of this land was $2,014,950 in fiscal 1997 and $484,200 in fiscal 1996, resulting in a profit $1,453,646 in fiscal 1997 and $406,624 in fiscal 1996 (See Note 8D-2).
         The balance of the notes receivable at February 28, 1997 and February 29, 1996 were $2,310,000 and $448,000, respectively. It is management's opinion that this transaction would be at the same terms had the parties not been related.

NOTE 8: COMMITMENTS AND CONTINGENCIES

A.       FRANCHISE AGREEMENT COMMITMENTS:

         Wendcello and Wendclark, subsidiaries of the Company are the franchisees for the sixteen Wendy's Restaurants it owns and operates. The franchise agreements obligates the subsidiaries to pay to Wendy's International a monthly royalty equal to 4% of the gross sales of each restaurant during the month, or $250, whichever is greater.

         Additionally, the subsidiaries must contribute to Wendy's National Advertising Program 2.5% of the gross sales and spend not less than 1.5% of the gross sales of each restaurant for local and regional advertising.

B.       MINIMUM OPERATING LEASE COMMITMENTS:

         The Wendy's restaurants entered into various leases, with various clauses relating to real estate taxes, common charges, renewals and percentage rent with certain minimum payments.

         Rent expense for these restaurants, were as follows:

                                                      February 28,        February 29,         February 28,
                                                          1997                1996                 1995
                                                      ------------        ------------         ------------
               Base rentals                           $    729,000        $    665,750          $   638,750
               Contingent rentals                          277,607             324,717              347,900
                                                      ------------        ------------         ------------
                          Total                       $  1,006,607        $    990,467         $    986,650
                                                      ============        ============         ============


         In June, 1996 Wendclark exercised its option to purchase the land and buildings of the four restaurants it was leasing from Wendy's for $1,680,000 (See Note 6B-4). The purchase option agreement required Wendclark to give to Wendy's the right of first refusal, for a period of twenty years, in the event the properties are resold.

         In July, 1994 Nexus moved its executive offices to office facilities that are leased under a three year and eight month lease expiring on February 28, 1998.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 8: COMMITMENTS AND CONTINGENCIES (CONT'D)

B.       MINIMUM OPERATING LEASE COMMITMENTS (CONT'D):

         Subject to annual real estate adjustments, and additional rent in excess of base sales, the following is a schedule of future minimum rental payments required under the above operating leases as of February 28,:

            Year Ending
              February
            -----------

            1998                          $   739,436
            1999                              711,230
            2000                              714,851
            2001                              710,180
            2002                              714,346
            Thereafter                      6,001,419
                                          -----------

            Total                         $ 9,591,462
                                          ===========

         On March 1, 1996, pursuant to an agreement for the sale of real estate Nexus leased back 50% of the building that was sold for a period of ten years. The Company is obligated to pay for construction and landscaping costs necessary to complete the building. The lease calls for monthly rent payable in the period from March 1, 1996 throughout April 1, 1998, on the first day of each such month in said period, shall be determined by the following formula: the sum of (i) $10,500, (ii) the monthly payments due in said month for principal and interest on the first and purchase money notes, namely $34,833 (See Note 2) and (iii) the operating expenses payable by the landlord for said month pursuant to this lease and an existing lease on the remainder of the building, less, (iv) the rent receivable from the existing lease for said month under that lease. Commencing May 1, 1998 and for the balance of the term, the annual base rent on a monthly basis is $35,290.33 per month.

         The Company may sublease the entire space covered under the lease, with any profit to be payable to the Company.

C.       CONTRACTS:

1) The Company has a three year employment contract with one of its executive officers commencing January 1, 1995 through December 31, 1997. The base salary for this executive is $120,000 in 1996, and $130,000 in 1997 plus an unaccountable expense allowance of $5,000 per year, plus any other reasonable expenses. In, addition he received a bonus of $60,000 in 1996.

2) The Wendcello and Wendclark subsidiaries have three-year consulting contracts with one of its executives and another consultant renewed in 1993 providing for a total fee of approximately $1,750 per month, plus reasonable expenses. At expiration, the agreements are automatically renewable thereafter for as long as Wendcello and Wendclark remain in business at not less than the current fee. For fiscal 1997, 1996 and 1995 $29,500, $27,000 and $27,000 was incurred pursuant to this contract.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 8: COMMITMENTS AND CONTINGENCIES (CONT'D)

D.       SALE OF REAL ESTATE:

1) Upon full collection of the note receivable as referred to in Note 2 for Granby in the amount of $1,854,834, an additional liability will be due and payable for approximately $150,000. If the note is not collected in full, an amount substantially less will be paid.

2) The Company received additional consideration for the land sold in Goshen, N.Y., which is not included among the notes receivable (See Notes 2, 4C and 7C). This was a purchase money debenture payable to PSI Capital Corp. for $2,499,750 which matures on February 28, 2002 together with interest at the rate of 6% per annum payable at maturity, but subject to increase or decrease, as set forth below, contingent on the sale of the single family residences to be built on the 165 lots which were sold. There is no interest income being accrued on this debenture.

         Prior to the maturity date, the principal sum of this debenture shall be prepaid as each of the single family residences constructed on the real estate are conveyed to the end purchaser, each such prepayment to be equal to at least 50% of the net profit to the buyer with respect to said sale. The buyer agrees to take such action as is necessary to construct and sell the one family residences and the buyer shall not sell any portion of the real estate except to an end purchaser of said residences. Upon the sale of the last residence that is built or could be built on the real estate, the parties shall compute the amount of the buyer's net profit on all residences constructed on the real estate (the "final net profit of the buyer"). If 50% of the final net profit of the buyer is (i) more that $2,499,750, the excess shall be paid to the seller at the time or (ii) less than $2,499,750, the deficiency shall not be payable by the buyer and the debenture shall be deemed fully paid. At that date the interest shall be adjusted to reflect the actual principal sum of the debenture already paid.

E.       FORMATION OF FRM NEXUS (FORMERLY PSI SETTLEMENT CORP):

         In 1993, Shareholders of Programming and Systems, Inc. (PSI) brought a class action against PSI and certain of its officers in the United States District Court for the Southern District of New York, which was settled by a Stipulation of Settlement dated as of November 15, 1993(the "Stipulation"), pursuant to which PSI Settlement Corp. (Nexus) was formed. On January 21, 1994 Judge Robert Sweet signed the Order confirming the Stipulation. Pursuant to that Stipulation (i) the eligible shareholders of PSI received a pro-rata distribution of $1,400,000, after deduction of the fees and expenses of the class action, which amounted to fifty cents per share, and (ii) all the shares of Nexus were delivered to Escrow Agents to hold for the benefit of all shareholders of PSI. Pursuant to the Orders of Judge Sweet, PSI transferred certain assets to Nexus as specified in the Stipulation and the Court's Orders. These payments, including the shares of Nexus, fully settled all of the claims by PSI shareholders that could have been asserted against PSI and the other defendants in the class action.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 8: COMMITMENTS AND CONTINGENCIES (CONT'D)

E.       FORMATION OF FRM NEXUS (FORMERLY PSI SETTLEMENT CORP) (CONT'D):

         On June 12, 1995 Judge Sweet signed an Order approving an amendment of the Stipulation which permitted Nexus to operate as an ongoing entity rather than liquidating its assets, provided the escrowed shares of Nexus were delivered out to PSI shareholders by June 12, 1997 and listed for trading on NASDAQ.

         In addition to settling the class action and making payment to shareholders, PSI has now settled the action by the Securities and Exchange Commission against it and resolved the material claims and lawsuits which arose out of its discontinued vocational school operations. At the present time, PSI is indebted to (i) the United States for $1,000,000 by reason of the fraudulent conduct of a former chief executive officer, (ii) to the Internal Revenue Service for $416,000 representing excess refunds of income taxes made by IRS to PSI plus interest thereon and (iii) to a former landlord of a PSI school for $98,621. While PSI may not be able to pay its debts in full, Nexus is not responsible for their payment, will defend against any claim that may be instituted and management believes it will be successful.

F.       LITIGATION:

         The Yolo Capital subsidiary (Yolo) filed an action against the former management of its property in Hunter, NY (See Note 4A). The defendants have counterclaimed against Yolo for various charges, seeking damages of over $2,000,000. Yolo's legal counsel believes that the counterclaims will be dismissed.

G.       BANKRUPTCY:

         On March 25, 1992, PSI Capital Corp. filed for relief under Chapter 11 of the Bankruptcy Code. This filing was done in order to protect second mortgage positions on two of the properties. This action provided PSI Capital Corp., with sufficient time to negotiate with the holders of prior mortgages and secure PSI Capital Corp's interest in the properties. A plan of reorganization has been filed and PSI Capital Corp. expects to complete the Chapter 11 proceeding by the fiscal year ending February 28, 1998.

H.       LOAN GUARANTY:

         The Company received the unpaid balance of its $1,900,000 purchase money note when the purchaser of the property in Granby, CT refinanced the mortgage with a bank in the amount of $1,900,000. As part of the refinancing, Nexus guaranteed payment of this mortgage. Payments include interest and principal over the term of 25 years.

         The interest rate was fixed at closing based upon the five-year U.S. Treasury Note Constant Maturity Yield plus 2.75% and continues at that rate for the first five years of the loan. Then repricing at the fifth, tenth, fifteenth and twentieth year anniversaries at a rate equal to the then 5-year U.S. Treasury Note Constant Maturity Yield rate on said anniversary date plus 2.75%. The Interest rate will have a ceiling of 12% and a floor of 7% for the first adjustment (year 6) only.

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 9: INCOME TAXES

         The provision for (benefit from) income taxes consist of the following:

                           February 28,     February 29,     February 28,
                               1997             1996             1995
                           ------------     ------------     ------------
Currently payable:
Federal                       $       0        $       0       $       0

State                            76,288           14,637          76,821
                              ---------        ---------       ---------

Total currently payable          76,288           14,637          76,821
                              ---------        ---------       ---------

Deferred:
 Federal                      $       0        $       0       $       0
 State                         (298,439)         342,196          (6,817)
                              ---------        ---------       ---------

Total deferred                 (298,439)         342,196          (6,817)
                              ---------        ---------       ---------

Total                         $(222,151)       $ 356,833       $  70,004
                              =========        =========       =========


Nexus filed consolidated federal tax return with PSI through August 12, 1996, which has no federal tax liability due to current and prior year net operating losses. After August 12, 1996, Nexus and its subsidiaries will file a consolidated tax return without PSI (See Note 1B).

Due to a net operating loss in the period from August 12, 1996 to February 28, 1997, there is no federal tax liability. Future benefits of this net operating loss have not been provided for.

Significant components of deferred tax liabilities (assets) were as follows:

                        February 28,    February 29,     February 28,
                            1997            1996             1995
                          ---------       ---------        ---------
Property, plant and
  equipment               $   5,764       $   8,790        $      --

Installment sale of
  real estate                60,312         326,589               --
                          ---------       ---------        ---------

Gross deferred tax
  liabilities                66,076         335,379               --
                          ---------       ---------        ---------

Property, plant and
  equipment                      --              --        $  (6,817)
                          ---------       ---------        ---------

Gross deferred tax
  assets                         --              --           (6,817)
                          ---------       ---------        ---------

                          $  66,076       $ 335,379        $  (6,817)
                          =========       =========        =========

                                 FRM NEXUS, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
           FEBRUARY 28, 1997, FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

NOTE 9: INCOME TAXES (CONT'D)

         The following is a reconciliation of the statutory federal and effective income tax rates for the years ended:

                                    February 28,          February 29,         February 28,
                                        1997                  1996                 1995
                                    ------------          ------------         ------------
                                        % of                  % of                 % of
                                       Pretax                Pretax               Pretax
                                       Income                Income               Income
                                    ------------          ------------         ------------

Statutory federal income
  tax expense rate                        34.0%                34.0%                34.0%

State taxes, less federal
  tax effect                               8.4                 11.3                  7.9

Permanent differences                      7.2                 --                   --

Utilization of prior net
  operating losses                       (90.0)               (33.0)               (24.8)
                                         -----                -----                -----


                                         (40.4%)               12.3%                17.1%
                                         =====                 ====                 ====

                        FRM NEXUS, INC. AND SUBSIDIARIES

                       SUPPLEMENTAL FINANCIAL INFORMATION

                               SEGMENT INFORMATION





The following analysis provides segment information for the three industries in which the Company operates:


                                   Food                            Medical
  1 9 9 7                         Service        Real Estate      Financing             Total
 ---------                      -----------      -----------    ------------         -----------

Net Sales                       $16,263,323      $ 2,933,624      $  216,521         $19,413,468

Operating Expenses               16,014,840        2,587,933         134,539          18,737,312
                                -----------      -----------      ----------         -----------

Operating Profit                $   248,483      $   345,691      $   81,982             676,156
                                ===========      ===========      ==========

Interest Expense - Net                                                                   135,087

Provision for (Benefit
    from) Income Taxes                                                                  (193,015)
                                                                                     -----------
Net Income                                                                           $   734,084
                                                                                     ===========

Identifiable Assets             $ 4,965,638      $ 7,314,057     $ 1,597,252         $13,876,947
                                ===========      ===========     ===========         ===========

Capital Expenditures            $   376,264      $         -     $    18,853         $   395,117
                                ===========      ===========     ===========         ===========

Depreciation and
    Amortization                $   532,909      $         -     $     3,777         $   536,686
                                ===========      ===========     ===========         ===========


                                   Food                            Medical
  1 9 9 6                         Service        Real Estate      Financing             Total
 ---------                      -----------      -----------    ------------         --------

Net Sales                       $14,536,291      $ 5,546,330      $  253,857         $20,336,478

Operating Expenses               14,583,726        2,730,500         115,445          17,429,671
                                -----------      -----------      ----------         -----------

Operating Profit (Loss)         $   (47,435)     $ 2,815,830      $  138,412           2,906,807
                                ============     ===========      ==========

Interest Income - Net                                                                     12,996

Provision for Income Taxes                                                               356,833
                                                                                     -----------
Net Income                                                                           $ 2,562,970
                                                                                     ===========

Identifiable Assets             $ 3,471,187      $ 8,123,560     $   586,487         $12,181,234
                                ===========      ===========     ===========         ===========

Capital Expenditures            $   797,207      $         -     $         -         $   797,207
                                ===========      ===========     ===========         ===========

Depreciation and
    Amortization                $   437,210      $         -     $         -         $   437,210
                                ===========      ===========     ===========         ===========

                        FRM NEXUS, INC. AND SUBSIDIARIES

                       SUPPLEMENTAL FINANCIAL INFORMATION

                               SEGMENT INFORMATION




                                          Food                               Medical
  1 9 9 5                                Service         Real Estate        Financing           Total
 ---------                             -----------       -----------       ----------       -----------

Net Sales                              $14,523,900       $         -       $        -       $14,523,900

Operating Expenses                      13,923,828           124,520           11,644        14,059,992
                                       -----------       -----------       ----------       -----------

Operating Profit (Loss)                $   600,072       $  (124,520)      $  (11,644)          463,908
                                       ===========       ============      ==========

Interest Income - Net                                                                            23,313

Provision for Income Taxes                                                                       70,004
                                                                                            -----------
Net Income                                                                                  $   417,217
                                                                                            ===========

Identifiable Assets                    $ 3,104,880       $ 2,121,898      $   201,718       $ 5,428,496
                                       ===========       ===========      ===========       ===========

Capital Expenditures                   $   300,092       $         -      $         -       $   300,092
                                       ===========       ===========      ===========       ===========

Depreciation and
    Amortization                       $   364,352       $         -      $         -       $   364,352
                                       ===========       ===========      ===========       ===========

                      SELECTED CONSOLIDATED FINANCIAL DATA




                                                         Fiscal Year Ended
                                          ------------------------------------------------
                                          February 28,      February 29,      February 28,
                                              1997              1996              1995
                                          ------------------------------------------------
Income Statement Data:
Total Revenue                              $19,417,625       $20,336,478       $14,523,900
                                           ===========       ===========       ===========

Earnings Before Interest
  and Taxes                                $   468,992       $ 2,860,709       $   447,524
                                           ===========       ===========       ===========

Net Income                                 $   734,084       $ 2,562,970       $   417,217
                                           ===========       ===========       ===========

Net income per common share
  primary and fully diluted (a)            $      .606       $      2.12       $       .34
                                           ===========       ===========       ===========

Number of shares used in computation
  of primary and fully diluted
  earnings (a)                               1,211,635         1,211,635         1,211,635
                                           ===========       ===========       ===========


                                                         Fiscal Year Ended
                                          ------------------------------------------------
                                          February 28,      February 29,      February 28,
                                              1997              1996              1995
                                          ------------------------------------------------
Balance Sheet Data:
Working Capital                            $ 1,600,566       $ 2,386,835       $   319,070
                                           ===========       ===========       ===========

Total Assets                               $13,876,947       $12,181,234       $ 5,428,496
                                           ===========       ===========       ===========

Long-Term Debt                             $ 2,606,023       $   645,925       $   144,133
                                           ===========       ===========       ===========

Stockholders' Equity                       $ 9,130,020       $ 8,406,252       $ 4,304,209
                                           ===========       ===========       ===========

Common Shares Outstanding (a)                1,211,635         1,211,635         1,211,635
                                           ===========       ===========       ===========


(a) Common shares outstanding at February 28, 1995 have been restated to give effect to recapitalization.

                     EXHIBITS TO FORM 10 OF FRM NEXUS, INC.

                               DATED JUNE 27, 1997

Number   Description

3.01     Certificate of Incorporation of the Company.

3.02 Certificate of Amendment of Certificate of Incorporation of the Company.

3.03     Amended By-Laws of the Company.

3.04     Settlement Stipulation dated November 17, 1993.

3.05     Court Order dated November 17, 1993.

3.06     Final Judgment and Order Approving Settlement.

3.07     Amendment to Settlement Stipulation

3.08     Court Order Amending Final Judgment and Order.

3.09     Stipulation and Order Authorizing Release of Shares From Escrow.

3.10     Opinion re release of shares.

4.01     Specimen Common Stock Certificate.

5.01     Opinion re legality of common stock.

10.01 Agreement for sale of lots in Goshen, NY to Windemere in the Pines at Goshen, Inc.

10.02 Agreement for the sale of real property in East Granby, CT to Gateway Granby, LLC.

10.03    Management Agreement for Wendy's Restaurants.

19.01    Letter to shareholders dated January 5, 1996.

19.02    Letter to shareholders dated July 26, 1996.

23.01    Consent of Michael, Adest & Blumenkrantz.